FORM 6-K

                             UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                        WASHINGTON, D.C. 20549

                          -----------------

                     REPORT OF FOREIGN PRIVATE ISSUER
                   PURSUANT TO RULE 13a-16 or 15d-16 OF
                   THE SECURITIES EXCHANGE ACT OF 1934
                          FOR March 30, 2006

                  DYNAMOTIVE ENERGY SYSTEMS CORPORATION
          (Exact name of Registrant as specified in its charter)

                          -----------------


                     Suite 230-1700 West 75th Avenue
                              Vancouver, BC
                              Canada V6P 6G2
                              (604) 267-6000
                  (Address of principal executive offices)

                           -----------------

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:]

                       FORM 20-F  X    FORM 40-F
                                 ---             ---
[Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

                             YES         NO  X
                                 ---        ---

[If "Yes " is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):] Not applicable

                                      FORM 27

                  MATERIAL CHANGE REPORT UNDER SECTION 85(1)
                   OF THE SECURITIES ACT (BRITISH COLUMBIA)


1.    Reporting Issuer
      ----------------

      DynaMotive Energy Systems Corporation
      230-1700 West 75th Avenue
      Vancouver, BC V6P 6G2

      Tel. (604) 267-6013

2.    Date of Material Change
      -----------------------

      March 29, 2006

3.    Press Release
      -------------

      March 29, 2006

4.    Summary of Material Change
      --------------------------

Vancouver, BC, DynaMotive Energy Systems Corporation (OTCBB: DYMTF) announced today that revenue for the first quarter of 2006 will be approximately $900,000. The Company executed contracts and completed milestones in the quarter for two territorial licenses and two plant licenses in addition to product shipments from its BioOil co-generation plant and project development services.

The bulk of sales consisted of territorial license sales (2) and plant licensing (2 X 200 tpd) for a total value of $ 1,100,000. of which $800,000 will be recognized in the quarter. Product and project development services for the quarter are expected to be approximately $ 100,000. Product sales resulted mainly from BioOil shipments to the US. The company expects to increase product revenue in the coming quarters as it accelerates commercial shipments and electricity production and the demonstration load required by the plant diminishes.

Licensing sales were completed as a result of operational demonstrations conducted at DynaMotive?s West Lorne BioOil Co-generation plant. The plant has been in operation for more than a year, during which it has served multiple roles: that of testing and validating equipment for DynaMotive?s next generation plant, demonstrating the technology and its operation to potential clients and production of BioOil, char and electricity for test purposes and commercial purposes.

The West Lorne plant provided a strong platform for market development purposes. The Company has completed more than 20 operational demonstrations in the past 180 days with visiting companies from Argentina, Australia, China, Japan, U.K., U.S. and Russia, amongst others.

In regard to product sales, DynaMotive has commenced commercial shipments after signing its first supply agreement for BioOil produced from the West Lorne BioOil plant. The contract will last for 5 years and calls for monthly deliveries of BioOil from West Lorne starting at 20 tonnes per month and increasing to 250 tonnes per month at its peak (3000 tonnes per annum). The total value of BioOil to be shipped during the 5 year term is estimated at U.S. $5,300,000 and at its peak delivery would represent 15% of the plant?s annual production of BioOil.

5.    Full Description of Material Change
      -----------------------------------

      Please see attached press release

6.    Reliance on Section 85(2) of the Act
      ------------------------------------

      N/A

7.    Omitted Information
      -------------------

      N/A

8.    Senior Officers
      ---------------

      The following senior officer of the Issuer is knowledgeable about the material change and maybe contacted by the Commission at the address and telephone number below.

      Andrew Kingston
      President & CEO
      6876 Churchill Street
      Vancouver, BC V6P 5B3
      (604) 267-6013

9.    Statement of Senior Officer
      ---------------------------

     The foregoing accurately discloses the material change referred to herein.


DATED at Vancouver, B.C. as of the 29th day of March 2006.


                 DYNAMOTIVE ENERGY SYSTEMS CORPORATION


                          (signed)   "Andrew Kingston"
                                      ---------------
                                      Andrew Kingston
                                      President & CEO



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IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO
BE FILED OR FURNISHED UNDER THE APPLICABLE SECURITIES LEGISLATION THAT, AT THE TIME AND IN THE LIGHT OF CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

     DYNAMOTIVE ENERGY SYSTEMS CORPORATION News Release: March 29th, 2006

                DynaMotive Revenues Approach $ 1,000,000 in Q1

Vancouver, BC, DynaMotive Energy Systems Corporation (OTCBB: DYMTF) announced today that revenue for the first quarter of 2006 will be approximately $900,000. The Company executed contracts and completed milestones in the quarter for two territorial licenses and two plant licenses in addition to product shipments from its BioOil co-generation plant and project development services.

The bulk of sales consisted of territorial license sales (2) and plant licensing (2 X 200 tpd) for a total value of $ 1,100,000. of which $800,000 will be recognized in the quarter. Product and project development services for the quarter are expected to be approximately $ 100,000. Product sales resulted mainly from BioOil shipments to the US. The company expects to increase product revenue in the coming quarters as it accelerates commercial shipments and electricity production and the demonstration load required by the plant diminishes.

Licensing sales were completed as a result of operational demonstrations conducted at DynaMotive?s West Lorne BioOil Co-generation plant. The plant has been in operation for more than a year, during which it has served multiple roles: that of testing and validating equipment for DynaMotive?s next generation plant, demonstrating the technology and its operation to potential clients and production of BioOil, char and electricity for test purposes and commercial purposes.

The West Lorne plant provided a strong platform for market development purposes. The Company has completed more than 20 operational demonstrations in the past 180 days with visiting companies from Argentina, Australia, China, Japan, U.K., U.S. and Russia, amongst others.

In regard to product sales, DynaMotive has commenced commercial shipments after signing its first supply agreement for BioOil produced from the West Lorne BioOil plant. The contract will last for 5 years and calls for monthly deliveries of BioOil from West Lorne starting at 20 tonnes per month and increasing to 250 tonnes per month at its peak (3000 tonnes per annum). The total value of BioOil to be shipped during the 5 year term is estimated at U.S. $5,300,000 and at its peak delivery would represent 15% of the plant's annual production of BioOil.

On industrial fuels, the Company has successfully demonstrated the use of BioOil in heat and power application at West Lorne, large green house operations, and has validated the use of BioOil as a displacement of hydrocarbons with Alcoa Canada. Previously, DynaMotive demonstrated the use of BioOil in lumber kilns at Canfor's facility and in lime kilns at University of British Columbia research facilities.

About DynaMotive:

DynaMotive is an energy systems company focused on the development of innovative energy solutions based on its patented fast pyrolysis system. Through the application of fast pyrolysis, DynaMotive unlocks the natural energy found in the world?s abundant organic resources created by the agricultural and forest industries. DynaMotive?s technology economically converts biomass into a renewable, environmentally friendly fuel. DynaMotive has successfully demonstrated conversion of these residues into fuel known as BioOil, as well as char.

For more information on DynaMotive, please call:
Corporate Communications:

Tel: (604) 267-6000
Toll Free (in North America):  1-877-863-2268
Fax:  (604) 267-6005
Email: info@dynamotive.com
Website: www.dynamotive.com

Forward Looking Statement

Statements in this news release concerning the company's business outlook or future economic performance; anticipated profitability, revenues, expenses, or other financial items; and statements concerning assumptions made or expectations as to any future events, conditions, performance or other matters, are "forward-looking statements" as that term is defined under the Federal Securities Laws. Forward-looking statements are subject to risks, uncertainties and other factors which could cause actual results to differ materially from those stored in such statements. Such risks, uncertainties and factors include, but are not limited to, future capital needs, changes and delays in product development plans and schedules, customer acceptance of new products, changes in pricing or other actions by competitors, patents owned by the Company and its competitors, and general economic conditions, as well as other risks detailed in the Company's filings with the Securities and Exchange Commission
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